Exhibit 99.1

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FIRST QUARTERLY REPORT OF 2013

Summary

The 2013 first quarterly financial report of China Southern Airlines Company Limited (the “Company”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

1 Important Notice

1.1	The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant that this report does not contain any inaccurate or misleading statements or material omission and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

1.2	All the Directors attended the Board meeting.

1.3	The first quarterly financial report of the Company is unaudited.

1.4

Name of the Principal of the Company	Mr. Si Xian Min (Chairman)
Name of the Chief of Accounting Work	Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief Financial Officer of the Company)
Name of the Chief of the Accounting Department	Mr. Lu Hong Ye (General Manager of the Finance Department of the Company)

The Principal of the Company, Mr. Si Xian Min (Chairman), the Chief of Accounting Work, Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief Financial Officer of the Company), and the Chief of the Accounting Department, Mr. Lu Hong Ye (General Manager of the Finance Department of the Company) declare that they warrant the truthfulness and completeness of the financial report contained in this quarterly report.

2 Basic particulars of the Company

2.1 Major accounting data and financial indicators (Currency: RMB)

	At the end of the reporting period	At the end of the previous year	Increase/decrease recorded at the end of the reporting period as compared to the end of the previous year (%)
Total assets (million)	146,734	142,494	2.98
Owner’s equity (or shareholders’ equity) (million)	32,798	32,740	0.18
Net assets per share attributable to the shareholders of the Company	3.34	3.33	0.30
	From the beginning of the year to the end of the reporting period		Increase/decrease compared to the corresponding period of the previous year (%)
Net cash flow from operating activities (million)	2,637		200
Net cash flow per share from operating activities (RMB/share)	0.27		200
	Reporting period	From the beginning of the year to the end of the reporting period	Increase/decrease recorded in the reporting period as compared to the corresponding period of the previous year(%)
Net profit attributable to the shareholders of the Company (million)	57	57	-82.13
Earnings per share – basic (RMB/share)	0.006	0.006	-82.13
Earnings per share – basic, after deducting non-recurring profit/(loss) (RMB/share)	0.004	0.004	-88.96
Earnings per share – diluted (RMB/share)	0.006	0.006	-82.13
Weighted average return on net assets (%)	0.17	0.17	Decreased by a percentage of 0.82
Weighted average return on net assets after deducting non-recurring profit/(loss) (%)	0.11	0.11	Decreased by a percentage of 0.90
Items and amounts of non-recurring profit/loss subject to deduction (Unit: Million; Currency: RMB)
Items	Amounts
Other non-recurring income and expense - net	29
Effect of the income tax	-7
Effect on non-controlling interests (after tax)	-1
Total	21

2.2	Number of shareholders and particulars of the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions at the end of the reporting period

Unit: Share

Total number of shareholders at the end of the reporting period(shareholders)		258,676
Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions
Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions held at the end of the reporting period	Type of shares
China Southern Air Holding Limited (“CSAHC”)	4,026,150,000	RMB Ordinary shares
HKSCC Nominees Limited	1,750,574,298	Overseas listed foreign shares
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares
Anhui Conch Venture Investment Co., Ltd. (安徽海螺創業投資有限責任公司)	188,392,297	RMB Ordinary shares
Zhong Hang Xin Gang Guarantee Co., Ltd. (中航鑫港擔保有限公司)	159,000,000	RMB Ordinary shares
Zhao Xiaodong (趙曉東)	144,853,031	RMB Ordinary shares
National Social Securities Fund 501 Group (全國社保基金五零一組合)	78,829,465	RMB Ordinary shares
Taiping Life Insurance Co., Ltd.– Traditional-Ordinary Insurance Product – 022L-CT001 Shanghai (太平人壽保險有限公司–傳統–普通保險產品–022L-CT001滬)	78,200,000	RMB Ordinary shares
Bank of China Limited – Jiashi Research Selection Stock Securities Investment Fund (中國銀行股份有限公司–嘉實研究精選股票型證券投資基金)	29,841,424	RMB Ordinary shares
Industrial Bank Co., Ltd. – Everbright Pramerica Bonus Stock Securities Investment Fund (興業銀行股份有限公司–光大保德信紅利股票型證券投資基金)	29,344,099	RMB Ordinary shares

§3 Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

√Applicable □Not applicable

3.1.1. Items which have experienced major changes in the consolidated balance sheet:

Unit: million Currency: RMB

Item	Balance at the end of the reporting period	Balance at the end of the previous year	Increase/ decrease ratio	Main reason(s) for the change
Other current assets	1,200	501	140%	Mainly due to Xiamen Airlines Company Limited (“Xiamen Airlines”), a subsidiary of the Company, increasing its treasury bonds repurchase products.
Employee benefits payable	1,164	2,260	-48%	Mainly due to the payments of accrued 2012 performance bonus during the reporting period.
Other current liabilities	500	/	/	Mainly due to the issuance of short-term financing bonds by the Company.

3.1.2. Items which have experienced major changes in the consolidated comprehensive income statement:

Unit: million Currency: RMB

Item	Amount during the reporting period (January-March 2013)	Amount during the corresponding reporting period of the previous year(January-March 2012)	Increase/decrease ratio	Main reason(s) for the change
Taxes and surcharges	65	652	-90%	Mainly due to the reform of levying Value-added tax (“VAT”) in place of Business tax, the traffic revenue was subject to VAT during the reporting period.
Finance expense	9	263	-97%	During the reporting period, the appreciation of RMB against USD and JPY led to a substantial increase in the foreign exchange gain.
Operating profit	-44	324	-114%	Mainly due to the Group’s revenue growth slowing down as result of the declining market during the reporting period.

3.1.3 Items which have experienced major changes in the consolidated cash flow statement:

Unit: million Currency: RMB

Item	Amount during the reporting period (January-March 2013)	Amount during the corresponding reporting period of the previous year(January-March 2012)	Increase/ decrease ratio	Main reason(s) for the change
Cash received relating to other operating activities	148	285	-48%	Mainly due to the decrease in government grants received during the reporting period.
Payments of taxes and surcharges	626	1,120	-44%	Following the reform of levying VAT in place of Business tax, significant amount of input VAT arose during the reporting period, leading to a decrease in tax payment.
Cash paid for acquisition fixed assets, intangible assets and other long-term assets	2,381	4,252	-44%	Mainly due to the decrease in aircraft advance payments during the reporting period.
Cash paid relating to other investing activities	4,900	/	/	Mainly due to Xiamen Airlines increasing its investment in treasury bonds repurchase products.
Cash repayments of borrowings	9,454	6,312	50%	Mainly due to the increase in matured borrowings and obligations under finance leases during the reporting period.

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

√Applicable □Not applicable

The matters regarding the non-public issuance of shares to China Southern Air Holding Company were considered and approved by the Board on 11 June 2012, and the above matters were considered and approved by the shareholders at the 2012 first extraordinary general meeting of the Company. The non-public issuance of shares are in the progress.

3.3	Performance of the undertakings by the Company, its shareholders and beneficial owners

√Applicable □Not applicable

Background of Undertakings	Type of Undertakings	Undertaking Party	Contents of Undertaking	Performance Status
Undertaking Related to Share Reform	Other	China Southern Airlines Company Limited	Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system.	This undertaking has been fully implemented.
Other Undertakings	Resolve the title defects such as land title	China Southern Airlines Company Limited	The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC.	These undertakings are in the course of being implemented.
	Other	China Southern Airlines Company Limited	In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement.	These undertakings are in the course of being implemented.

Resolve the title defects such as land title	China Southern Airlines Company Limited	In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the cost and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: A. any production losses arising from the lack of title certificates, B. any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2013 and would compensate the Company for any losses arising from the undertakings.	These undertakings are in the course of being implemented.
Other	China Southern Airlines Company Limited

The relevant undertakings under the Financial Services Framework Agreement between the Company and Southern Airlines Group Finance Company Limited (“SA Finance”):

a. SA Finance is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

b. The operations of SA Finance are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from SA Finance of the Company are definitely secure. In future, SA Finance will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

c. In respect of the Company's deposits with and borrowings from SA Finance, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company;

d. As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.

These undertakings are in the course of being implemented.

3.4	Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

□Applicable √Not applicable

3.5	The implementation of cash dividends policy during the reporting period

The profit distribution proposal for the year 2012 proposed by the Board is as follows: to declare a cash dividend of RMB490,878,350, or RMB0.5 per 10 shares (inclusive of applicable tax) based on the total share capital of 9,817,567,000 of the Company. The profit distribution proposal is subject to the approval from shareholders of the Company at the general meeting.

By order of the Board

China Southern Airlines Company Limited

Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

25 April 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.